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                                            Exhibit 99.1


The following is the contents of the visual and audio CD presentation that was included with Sunquest Information
Systems, Inc.'s 1999 Annual Report to Shareholders.

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     The following information and or statements appear upon
insertion of the CD in consecutive order.


                 FORWARD-LOOKING STATEMENTS

This presentation, and other reports and communications to shareholders, contains forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates" and words of similar impact. Certain other factors affecting future performance, including but not limited to dependence on LIS products, competition in the marketplace, Year 2000 readiness of the Company's products and of other vendors' products utilized by the Company, purchase and installation decisions of customers, pricing decisions of competitors, changes in regulatory requirements, and product status and development risks and uncertainties could cause actual results to differ materially from such forward-looking statements. These and other factors affecting future performance are detailed in the Company's Securities and Exchange Commission filings.

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SUNQUEST INFORMATION SYSTEMS


DEPARTMENTAL CLINICAL SYSTEMS

INTEGRATION AND CONNECTIVITY

COMMERCIAL AND MEDICAL REFERENCE LABORATORY SYSTEMS

CUSTOMER SUPPORT AND SERVICES

CLINCIAL DATA MANAGEMENT

e-BUSINESS

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SUNQUEST INFORMATION SYSTEMS

LOOKING AHEAD

e-BUSINESS

     APPLICATION SERVICE PROVIDER (ASP)

          e-Commercial Lab
          e-Financial
          e-Hospital Lab

     AXOLOTL

     COMMERCE MEDICA, INC.

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SUNQUEST INFORMATION SYSTEMS


MAIN MENU

     This menu appears for the user to select one of the following:


-    CUSTOMER SATISFACTION

-    FINANCIAL PERFORMANCE

-    LOOKING AHEAD

-    VISIT OUR WEBSITE




























QUIT

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     If the user selects the CUSTOMER SATISFACTION tab from the
MAIN MENU, the following will appear.

SUNQUEST INFORMATION SYSTEMS


EXCELLENCE IN VALUE AND SERVICE


KLAS Enterprises/RL Johnson Report (1999)

#1 Overall -- Lab Vendor

#2 Overall -- Specialty Clinical Systems Vendor

#1 Quality of Implementation

                         Survey of 2000 healthcare institutions


AUDIO
In the 1999 independent survey prepared by KLAS Enterprises and RL Johnson & Associates, Sunquest received high honors. The survey is a ranking of the top 20 HCIS vendors and contains data gathered from nearly 2000 healthcare facilities and includes product evaluations and CIO interviews. In the survey, Sunquest was ranked the #2 Specialty Clinical Vendor overall and was the #1 LIS vendor.

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SUNQUEST INFORMATION SYSTEMS

CUSTOMER SATISFACTION


SCROLLING TEXT

Aurora Health Care
Mayo
MEMORIAL SLOAN-KETTERING CANCER CENTER
FAIRVIEW
  Fairview Health Services
SCRIPPS CLINIC
THE CLEVELAND CLINIC FOUNDATION
Catholic Healthcare West (CHW)
BOSTON MEDICAL CENTER
Henry Ford Health System
Lahey Clinic
MultiCare
TEXAS HEALTH RESOURCES
FLORIDA HOSPITAL
Health Network LABORATORIES
CEDARS-SINAI HEALTH SYSTEM
INTERMOUNTAIN HEALTH CARE (IHC)



AUDIO
Sunquest has a strong reputation for service excellence.
It's the reason that we retain our clients. After 20 years in business, we still have every one of our first 25 clients including prestigious facilities throughout the country.
Healthcare has changed a lot in 20 years, yet we have continued to serve these clients with excellence. At 12-31-99, we were serving over 1,200 healthcare facilities and 43% of the IDNs in the U.S.

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     If the user selects the FINANCIAL PERFORMANCE tab from
the MAIN MENU, the following will appear.

SUNQUEST INFORMATION SYSTEMS

Revenues and Gross Profit
Improving Operating Income
Diluted EPS
Research and Development
Strong Balance Sheet and Financial Performance
Backlog



MENU
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     If the user selects Revenues and Gross Profit, the
following will appear.

SUNQUEST INFORMATION SYSTEMS


Revenues and Gross Profit ($ Millions)

Revenues

Graph
 1996      1997      1998      1999
------    ------    ------    ------
  81.0     102.3     120.8     131.7

Gross Profit

Graph
 1996      1997      1998      1999
------    ------    ------    ------
  60.9      76.3      93.4     109.8

TEXT
Revenue -- 3 year CAGR of 18%
Gross Profit -- 3 year CAGR of 22%
More Profitable Mix of Products


AUDIO
Revenues have increased each year, and, impressively, gross profit has increased at an even faster growth rate. A trend of a more favorable mix of products has resulted in increasing gross profit dollars and margins each year. As a percentage of total revenues, hardware revenues have been decreasing and support and services revenues, including consulting revenues, have been increasing. Recurring maintenance revenue is approximately 40% of total revenues.



MENU

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     If the user selects Improving Operating Income, the
following will appear.

SUNQUEST INFORMATION SYSTEMS


Improving Operating Income ($ Millions)


Operating income

Graph
 1996      1997      1998      1999
------    ------    ------    ------
   8.6       5.7      13.7      23.7


Operating income excluding charges to operations in 1996, 1997, and 4Q99, and gain on the sale of assets in 2Q98 and 1Q99.

Graph
 1996      1997      1998      1999
------    ------    ------    ------
  11.9       9.3      13.3      24.0

TEXT
Gross profit growth + Expense control = 80% growth in operating revenue.


AUDIO
In 1999, excluding non-recurring items, gross profit increased 18% while expenses increased only 7%, yielding an impressive 80% growth in operating income compared to 1998.
The operating margin was 18.2% for 1999 compared to 11% for 1998. Sunquest intends to invest heavily in e-business in 2000, but still anticipates maintaining a consolidated operating margin of 18%.



MENU

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     If the user selects Diluted EPS, the following will
appear.

SUNQUEST INFORMATION SYSTEMS


Diluted EPS (Dollars Per Share)

Diluted EPS

Graph
 1996      1997      1998      1999
------    ------    ------    ------
   .29       .18       .54      1.01


Diluted EPS excluding charges to operations in 1996, 1997, and 4Q99, gain on the sale of assets in 2Q98 and 1Q99 and a change in tax law in 4Q99.

Graph
 1996      1997      1998      1999
------    ------    ------    ------
   .52       .35       .52       .97

TEXT
Sunquest outperforms the sector with 87% growth in diluted EPS.


AUDIO
Excluding non-recurring items, diluted EPS was $.97 in 1999, 87% growth over 1998 diluted EPS of $.52. In the 3-1/2 years since Sunquest's IPO, the compound average growth rate for diluted EPS has been 41%, which is a higher average than our competitors for the same period. In 2000, we will report diluted EPS for our core business segmented from diluted EPS from our e-business. Our core business diluted EPS is expected to grow 35-40% and be $1.30 to $1.34. Our diluted EPS from our e-business is expected to be a charge of $.27 to $.30. The consolidation of these two segments is expected to result in diluted EPS for 2000 of $1.00 to $1.04.



MENU
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     If the user selects Research and Development, the
following will appear.

SUNQUEST INFORMATION SYSTEMS


Research and Development ($ Millions)

Research and Development - Capitalized
Graph
 1996      1997      1998      1999
------    ------    ------    ------
   2.8       3.7       3.2       3.0

Research and Development - Expensed
Graph
 1996      1997      1998      1999
------    ------    ------    ------
  10.0      13.2      15.3      16.1

Research and Development - Total
Graph
 1996      1997      1998      1999
------    ------    ------    ------
  12.8      16.9      18.5      19.1

Capitalization Rate
Graph
 1996      1997      1998      1999
------    ------    ------    ------
 21.8%     21.7%     17.1%     15.5%

TEXT
Ongoing commitment to R&D will be accelerated in 2000.

AUDIO
Sunquest spent 14% of revenues on R&D in 1999 compared to 15% of revenues in 1998. We capitalized 15.5% of R&D expenses in 1999 and 17.1% in 1998. We anticipate a capitalization rate of 20% in 2000. In 2000, Sunquest filed for registration of a subsidiary in India which will be solely dedicated to R&D. Offshore development will not only accelerate our ability to add functionality to our core and e-business products but will also provide cost savings over comparable activities in the U.S. We intend to web-enable many of our products which we believe has inherent advantages over client server in performance and ease of maintenance for ourselves and our clients. We believe that this will allow us to transcend our competitors' existing technologies.



MENU

     If the user selects Strong Balance Sheet and Financial
Performance, the following will appear.

SUNQUEST INFORMATION SYSTEMS


Strong Balance Sheet and Financial Performance

Chart
                           12/31/98    12/31/99
                           --------    --------
Cash and short-term
  investments               $34,340     $46,878
Working capital             $48,463     $67,656
Current Ratio                   2.6         3.5
Shareholders' Equity        $68,194     $85,623

                             1998        1999
                             ----        ----
Return on Equity              13.9%       23.2%
Cash provided by
  operations               $18,833     $19,804



AUDIO
Return on equity for 1999 was 23.2%, an increase of nearly 67% over 1998. Cash provided by operations during 1999 totaled $19.8 million and cash and short-term investments of $46.9 million had increased nearly 37% compared to the prior year-end. Our current ratio at 12/31/99 was 3.5, an increase of nearly 35% compared to 12/31/98.



MENU

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     If the user selects Backlog, the following will appear.

SUNQUEST INFORMATION SYSTEMS


Backlog ($ Millions)

Graph
 1996      1997      1998      1999
------    ------    ------    ------
  87.3      99.5     122.0     124.6

TEXT
Y2K consumed buyers' financial and staff resources, yet our backlog continued to climb.



AUDIO
Backlog consists of the uninstalled portions of signed contracts and one year of annual maintenance. Our backlog at 12/31/99 was $124.6 million which is an increase of 2.1% over 1998. Given the difficult year that 1999 was for the HCIS industry, we are pleased at the increase in our backlog year over year and our 1999 sales performance compared to competitors. We anticipate that approximately 2/3 of our 2000 revenues will be recognized from backlog. Therefore, we have strong visibility into 2000 revenues.



MENU

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     If the user selects the LOOKING AHEAD tab from the MAIN
MENU, the following will appear.

SUNQUEST INFORMATION SYSTEMS


TEXT
From bricks and mortar to clicks and mortar

AUDIO
We believe that our stability, strength, and infrastructure are invaluable, and necessary, to move into the current age of clicks and mortar, away from yesterday's standard of bricks and mortar.

Our strategy is to penetrate and dominate clinical vertical markets both through our core turnkey business expansion as well as through our e-business initiatives.

In our core business we are expanding both our outreach products in lab and consulting services.

E-BUSINESS

AUDIO
Our e-Business initiatives are well underway and provide growth opportunity by leveraging our client base and by strengthening and broadening our product offerings within our vertical markets.

Application Services Provider (ASP)

AUDIO
Our e-Business initiatives include ASP delivery models. In an ASP model, clinical management applications and data are processed centrally and distributed along with remote expert services to customers through the Internet. By leveraging the Internet to reduce the cost of distribution and support, ASP models are able to provide a solution that is cost effective for customers. We believe that our ASP product growth strategy allows us access to a new market of approximately 7,000 smaller health care facilities while giving customers the opportunity to conserve capital and lower operating costs.

     e-Commercial Lab

     AUDIO
     e-Commercial Laboratory is a feature-rich laboratory system specially designed to facilitate high-volume work flows in a commercial laboratory environment. e-
     Commercial Laboratory will allow us to penetrate the small commercial laboratory market. This system has been in beta testing since the fourth quarter of 1999 and we plan for general release on April 1, 2000.

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SUNQUEST INFORMATION SYSTEMS

LOOKING AHEAD (continued)

     e-Financial

     AUDIO
     e-Financial is a comprehensive financial management system for both hospital and commercial laboratories that incorporates accounts receivable, billing and general ledger functions into one simple, easy-to-configure application. e-Financial is invoice-driven, not patient-driven, in order to accelerate cash flow, making this an ideal application for hospital laboratories with outreach programs, as well as for traditional commercial laboratories. This system has been in beta testing since the fourth quarter of 1999 and we plan for general release on April 1, 2000.

     e-Hospital Lab

     AUDIO
     e-Hospital Laboratory is a feature-rich laboratory information system that is designed to penetrate the small to intermediate sized hospital market with the target market of hospitals with 250 beds or less. We plan to deliver this system to Beta testing during the second quarter of 2000.

AXOLOTL

AUDIO
Our e-business initiatives include not only leveraging our client base, but also strengthening and broadening our product offerings within our vertical markets. We market and sell Axolotl, a third party product with functionality that allows physicians to order tests and review results over the Internet.

COMMERCE MEDICA, INC.

AUDIO
We will soon unveil an exciting new venture. It is a separate Internet portal called Commerce Medica, Inc. We believe that Commerce Medica will provide us and our strategic partners and investors with tremendous opportunities to penetrate the clinical vertical markets. Initially, this B2B model aggregates a host of products and services for the laboratory market, providing a portal into a virtual shopping mall and research library. This enterprise will initially target our laboratory client base and shortly thereafter define its market as the worldwide laboratory community. Laboratory is just a starting point, since the infrastructure can be leveraged to address other vertical clinical markets. Look for our announcement in the second quarter of 2000.



MENU

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      If the user selects the VISIT OUR WEBSITE tab from the
MAIN MENU, the following will appear.

SUNQUEST INFORMATION SYSTEMS


GO        Netscape and Internet Explorer
          If you use these browsers and have an Internet connection, it will automatically launch after selecting GO.


GO        America Online
          If you use America Online, selecting GO will launch AOL. You may then need to select Internet and then enter www.sunquest.com into the browser.



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